UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry Into Agreement and Plan of Merger

On February 16, 2026, ZIM Integrated Shipping Services Ltd., a company organized under the laws of the State of Israel (“ZIM” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Hapag-Lloyd AG, a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share, of no par value, of the Company, excluding the Special State Share (as defined below), issued and outstanding immediately prior to the Effective Time (a “Company Share”), other than Converted Shares and Deemed Cancelled Shares (each as defined in the Merger Agreement), will automatically be converted into the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”).

The Merger Agreement provides that, at the Effective Time:

•
Each option to purchase Company Shares granted under Company’s 2018 Share Option Plan and the Company’s 2020 Share Incentive Plan, in each case, as amended or amended and restated (each, a “Company Option”), that is outstanding and unexercised, whether vested or unvested, will be cancelled, and the holders thereof will be entitled to receive the Merger Consideration applicable to the Company Shares covered by such Company Option net of the exercise price (as determined in accordance with the formula in the Merger Agreement), less applicable tax withholdings.

•	Each Company Option with a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled for no consideration.

The completion of the Merger is subject to certain conditions, including, among others: (i) the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a simple majority of the voting power of Company Shares represented at the Company Shareholders Meeting (as defined below) and voting thereon (the “Company Shareholder Approval”); (ii) the Special State Share Approval (as described below); (iii) the receipt of required regulatory approvals under applicable competition and foreign investment laws; (iv) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (vi) the absence of any law or order restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the Merger; (vii) the lapse of at least 50 days after the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority and at least 30 days after obtaining the Company Shareholder Approval (the “Statutory Waiting Period”); (viii) the delivery by the Company and Parent of their respective customary closing certificates; (ix) the absence of (A) any legal proceeding pending by a governmental authority that would reasonably be expected to result in a Burdensome Condition (as defined in the Merger Agreement) or (B) any condition, objection, order, injunction, decree, judgment or ruling imposing a Burdensome Condition and (x) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) having occurred on or after the date of the Merger Agreement. The completion of the Merger is not subject to any financing condition.

The State of Israel holds a special state share of the Company (the “Special State Share”), which, among other things, requires (a) the Company to remain incorporated and registered in the State of Israel with its headquarters and principal office domiciled in Israel, (b) the Company to maintain a minimal fleet of 11 seaworthy vessels that are fully owned by the Company, at least three of which must be capable of carrying general cargo, (c) at least a majority of the Company’s board of directors, including the chairperson, to be Israeli citizens, (d) the chief executive officer of the Company to be an Israeli citizen, and (e) prior written consent from the State of Israel for any transfer or issuance of shares that confers possession of 35% or more of the Company’s issued share capital, or that provides control over the Company. In connection with the Merger Agreement, Parent entered into a binding memorandum of understanding with FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (together, “FIMI”), pursuant to which Parent and FIMI have agreed to use their respective reasonable best efforts to obtain the approval to consummate the transactions contemplated under the Merger Agreement, including the Merger and the Special State Share Release (as defined below), by the State of Israel pursuant to the Special State Share (the “Special State Share Approval”) and to consummate the Special State Share Assumption (as defined below). Pursuant to the Merger Agreement, Parent has agreed to use reasonable best efforts to obtain an irrevocable and perpetual release of the Company from all rights and obligations relating to the Special State Share (the “Special State Share Release”), which may be obtained pursuant to a transaction (the “Special State Share Assumption”) in which Parent causes at least 11 qualifying vessels to be sold or transferred to FIMI (or another qualifying Israeli partner), and such Israeli partner enters into a binding assumption agreement with the State of Israel pursuant to which it assumes the rights and obligations of the Special State Share effective as of the closing of the Merger.

If the Merger is completed, the Company Shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Merger Agreement and the consummation of the transactions contemplated thereby (collectively, the “Transactions”) have been unanimously approved by each of the Company’s board of directors, Parent’s board of management and supervisory board and Merger Sub’s board of directors.  The Company’s board of directors has also resolved to recommend to the Company’s shareholders to approve the Merger Agreement and the Transactions, including the Merger.

The Merger Agreement contains customary representations, warranties and covenants made by each of the Company, Parent and Merger Sub, including, among others, covenants by the Company and Parent regarding the conduct of their respective businesses during the pendency of the Transactions, public disclosures and other matters.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to unsolicited acquisition proposals that the Company’s board of directors determines in good faith after consultation with its financial advisors and outside counsel constitutes, or would reasonably be likely to lead to, a Superior Proposal (as defined in the Merger Agreement) and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.

In addition, the parties have agreed to use reasonable best efforts to consummate the Transactions as promptly as reasonably practicable, including taking all actions necessary to obtain the regulatory approvals necessary to complete the Transactions, subject to certain limitations as set forth in the Merger Agreement.

The Company and Parent may each terminate the Merger Agreement under certain specified circumstances, including, among others, (i) if the Merger is not consummated by February 17, 2027, subject to an extension to June 30, 2027, in order to obtain required regulatory approvals (such applicable date, the “Outside Date”), (ii) if the Company Shareholder Approval is not obtained at the Company Shareholders Meeting to approve the Merger Agreement, and (iii) if, in the case of the Parent, the Company’s board of directors effects a change of recommendation with respect to the Transactions or, in the case of the Company, the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal. In certain circumstances in connection with the termination of the Merger Agreement, including if Parent terminates the Merger Agreement because the Company’s board of directors effects a change of recommendation, the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, or the Company enters into or consummates an alternative acquisition transaction within 18 months of the termination of the agreement under certain circumstances as a result of reaching the Outside Date, failure to receive the Company shareholder approval or a Company breach of its obligations, the Company would be required to pay Parent a termination fee of $150,000,000 in cash. Additionally, if the Merger Agreement is terminated under certain specified circumstances related to the failure to obtain required regulatory approvals (excluding the Special State Share Approval and other Israeli regulatory laws other than the Israeli Economic Competition Law 5748-1988), Parent would be required to pay the Company a termination fee of $160,000,000 in cash.

The Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, procedures for voting in person or by proxy at an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) and various other details related to the Company Shareholders Meeting, and will schedule, publish notice of, and convene the Company Shareholders Meeting as soon as reasonably practicable after the date of the Merger Agreement in accordance with applicable law, the Company’s organizational documents and the Merger Agreement. If the Merger is approved at the Company Shareholders Meeting, Israeli law mandates passage of the Statutory Waiting Period before the Merger can become effective.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the Merger Agreement has been included to provide the Company’s security holders with information regarding its terms and is not intended to provide any factual information about the Company, Parent, Merger Sub or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement: have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by the Company’s security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Company shareholders or other security holders. Company security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, Parent, Merger Sub, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the proxy statement that the Company will furnish, as well as in the other filings that the Company will make, with the Securities and Exchange Commission (the “SEC”).
Other Events
On February 16, 2026, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 hereto.

Forward-Looking Statements

This Report on Form 6-K contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements may include but are not limited to statements about the expected completion of the Transactions and the timing thereof, the satisfaction or waiver of any conditions to the Transactions, anticipated benefits, growth opportunities, intent, results and other events relating to the Transactions. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology, but are not the only way these statements are identified. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are many factors that could cause the Company’s actual results, level of activity, performance or achievements or matters relating to the Transactions to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including without limitation: (1) the parties may fail to satisfy any of the conditions to the closing of the Transactions, including the potential failure to obtain approval by the Company’s shareholders or applicable regulatory authorities; (2) the Company may incur unexpected costs, liabilities or delays relating to the Transactions; (3) the Company’s business may suffer as a result of uncertainty surrounding the Transactions and diversion of management attention on matters related to the Transactions; (4) the Company may become subject to legal proceedings related to the Transactions, and the outcomes thereof; (5) the Company may be adversely affected by other economic, business and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transactions; (7) difficulties in recognizing benefits of the Transactions; (8) the Transactions may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the Transactions on the Company’s business relationships; (10) other risks relating to the Transactions, including the risk that the Transactions will not be completed within the expected time period or at all, and that its termination under certain conditions could result in the Company’s requirement to pay a termination fee; and (11) the factors, risks and uncertainties detailed from time to time in the Company’s filings with the SEC, including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025. These forward-looking statements are made only as of the date hereof, and other than as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transactions, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZIM AND THE TRANSACTIONS.

The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement, proxy card and certain other relevant materials submitted by the Company to the SEC on ZIM’s Investor Relations website (https://investors.zim.com/overview/) or by writing to the Company, Corporate Secretary, Noam Nativ, Adv. at nativ.noam@zim.com. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the transaction.
NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Transactions. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 12, 2025. Additional information regarding the interests of such individuals in the Transactions will be included in the proxy statement relating to the Transactions when it is submitted to the SEC. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s Investor Relations website (https://investors.zim.com/overview/).
INCORPORATION BY REFERENCE

This Report on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statements (File Nos. 333-252619 and 333-263390).

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement and Plan of Merger, dated as of February 16, 2026, by and among Hapag-Lloyd AG, Norazia (Israel) Ltd. and ZIM Integrated Shipping Services Ltd.
99.2	Press Release, dated February 16, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: February 17, 2026